

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Orlando Hernandez
Chief Executive Officer
Victory Marine Holdings Corporation
555 NE 34th Street, Suite 1207
Miami, Florida 33137

> **Re: Victory Marine Holdings Corporation**
> **Offering Statement on Form 1-A Post-qualification Amendment No. 1**
> **Filed January 4, 2022**
> **File No. 024-11525**

Dear Mr. Hernandez:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services